PropTech Acquisition Corporation

3485 N. Pines Way, Suite 110

Wilson, WY 83014

November 18, 2019

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention: Geoffrey D. Kruczek

Re:	PropTech Acquisition Corporation Registration Statement on Form S-1 Filed November 4, 2019 File No. 333-234512

Dear Mr. Kruczek:

PropTech Acquisition Corporation (the “Company,” “we,” “our” or “us”) hereby transmits its response to the oral comment of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission provided to the Company’s legal counsel on November 15, 2019 regarding the above-referenced Registration Statement on Form S-1 (the “Registration Statement”).

We hereby confirm to the Staff that we will file the final version of the Investment Management Trust Agreement (the “Agreement”) as an exhibit to the Current Report on Form 8-K within four business days of the effectiveness of the Registration Statement. The Agreement will be updated to include the same liquidation date as set forth in the Company’s final prospectus and Amended and Restated Certificate of Incorporation.

* * *

We thank the Staff in advance for its consideration of the foregoing. Should you have any questions, please do not hesitate to contact our legal counsel, Stuart Neuhauser, Esq. and Joshua Englard, Esq., of Ellenoff Grossman & Schole LLP, at (212) 370-1300.

Very truly your, PROPTECH ACQUISITION CORPORATION

By:	/s/ Thomas D. Hennessy
Name: Thomas D. Hennessy Title: Co- Chief Executive Officer

cc: Ellenoff Grossman & Schole LLP